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Gary Emmanuel Attorney at Law gemmanuel@mwe.com +1 212 547 5541

December 27, 2017

VIA EDGAR

Tim Buchmiller

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:                             CollPlant Holdings Ltd.
Amendment No. 3 to Registration Statement on Form F-1
Filed November 22, 2017
File No. 333-214188

Dear Mr. Buchmiller:

On behalf of CollPlant Holdings Ltd. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 19, 2017, relating to the Company’s Registration Statement on Form F-1 filed with the Commission on October 21, 2016, as amended on November 22, 2017 (the “Form F-1”).

The Company is concurrently publicly filing via EDGAR its Amendment No. 4 to the Form F-1 (“Amendment No. 4”), which reflects the Company’s response to the comment received from the Staff and certain updated information.

For ease of review, we have set forth below the numbered comment of your letter and the Company’s response thereto.

Results of Operations

1.              We note your disclosure that your revenues increased during the periods presented. Please provide additional detail addressing the reasons for this increase. For example, clarify how your product offerings have changed since the prior period, discuss price and/or volume changes, changes to your distribution, and any other material factors affecting your revenues.

Response:             In response to the Staff’s comment, the disclosure on pages 78 and 80 has been updated to address the reasons for the increase of revenues for the three and nine month periods ended September 30, 2017 when compared to the same periods in 2016. In addition, the disclosure on page 81 has been updated to clarify the reason for the increase of revenues for the year ended December 31, 2016 when compared to the same period in 2015.

Please contact me at 212-547-5541 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Gary Emmanuel

cc:	Yehiel Tal, Chief Executive Officer
Eran Rotem, Chief Financial Officer